September 22, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:     Mr. Michael Moran, Esq., Branch Chief Accountant
       Division of Corporation Finance

RE:         Progress Energy Inc.
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-15929

               Carolina Power and Light Company
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-03382

Florida Power Corporation
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 1-03274

Dear Mr. Moran:

Progress Energy, Inc., a North Carolina corporation (“Progress Energy” or the “Company”), submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. Robert McGehee of Progress Energy, dated August 25, 2006.

Set forth below are the responses of Progress Energy, Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (“CP&L” or “PEC”), and Florida Power Corporation d/b/a Progress Energy Florida, Inc. (“Florida Power” or “PEF”). For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the August 25, 2006 comment letter, and is followed by the Company’s response.

Summary Response Applicable to More Detailed Responses Below:

The Company’s Georgia Region has four generation facilities, with a total of nine combustion turbines and one combined cycle unit. The Company’s strategy has been to operate its four Georgia plants as a Georgia system by offering full requirements contracts served by the system, instead of plant specific tolling agreements. Under these full requirements contracts, Progress Ventures dispatches a fleet of generation resources to meet the real-time load demand of the counterparties.

Progress Ventures currently has six fixed-price full requirements contracts with 16 Georgia EMCs. (An EMC is an electric membership cooperative.) The Company refers to these contracts as the Jackson contract and the GEC contracts. These contracts also provide for call rights to EMC baseload, intermediate and peaking generation assets at primarily fixed prices. On average, the four Georgia plants and the EMC call rights provide over half of the electricity needed to serve the Georgia Region generation requirements. The remaining generation requirements are provided from either purchase power agreements or the spot market. Progress Ventures has also hedged a significant amount of the estimated gas requirements for the Company’s generation needs to serve the Jackson and GEC contracts for the remainder of their terms. The GEC contracts expire in 2010, and the Jackson contract expires in 2015. The contracts are currently in an unfavorable position compared to current market prices.

The fair value of an unregulated merchant power business is primarily subject to the volatility of commodity prices (primarily electricity and gas) over a long period of time. The estimated lives of the plants are 40 years. The Company develops its long-term forecasts of commodity prices based on observable market data. It is not unusual to have significant changes in the fair value of a merchant power business given the underlying volatility of commodity prices.

In the Company’s August 11, 2006 response letter and in the responses set forth below, the Company further explains its position that it properly recorded an impairment of the $64 million Progress Ventures’ goodwill in the first quarter of 2006. In performing the 2005 and 2006 interim goodwill impairment tests, the Company considered the historical and expected operations of the Georgia Region and specifically considered what weight, if any, to give to the potential tolling proposals with Georgia Power Company (“Georgia Power”). Since the likelihood of executing the potential tolling proposals was remote at August 31 and November 30, 2005, the Company appropriately excluded the potential tolling proposals from its 2005 impairment tests.

In January 2006, the Company was first informed by Georgia Power that its tolling proposals were on the short list for approval and later that they had been chosen for negotiation of a final agreement. Management determined that the short listing of its bids in January 2006 was an event requiring an additional impairment test. Therefore, it performed another Step 1 test in January 2006, which gave considerable weight to the impact that the proposed tolling agreements could have on the Georgia Region’s cash flows. The January 2006 Step 1 test failed as a result of the new tolling scenarios. If the tolling proposals had not been selected by Georgia Power, a Step 1 test excluding the tolling scenarios would have passed. In light of the failed Step 1 test, the Company engaged a third-party valuation specialist to perform the Step 2 impairment test. The specialist’s work was not completed at the time the Company filed its 2005 Form 10-K. Nonetheless, the Company described in its MD&A and financial statement footnotes the existence, potential ranges and potential outcomes of the impairment analysis. Subsequently, on May 8, 2006, the Company announced the goodwill impairment recorded in its first quarter 2006 financial statements. In management’s judgment, considering the information available at the relevant times, it was appropriate to record the goodwill impairment for the Georgia Region in the first quarter of 2006.

As discussed more fully in our response to question 1.H. below, Deloitte & Touche (“D&T”, the Company’s independent registered public accountants) reviewed the 2005 and 2006 goodwill impairment tests and concurred with the Company’s impairment testing approach.

Comment 1

1.A. The fact pattern presented indicates that you used future at-market sales data to conduct your fourth quarter 2005 goodwill impairment testing while at the same time you had submitted bids that were below market regarding the tolling arrangements with Georgia Power Company. Please explain in detail how your approach complied with paragraph 24 of SFAS no. 142. In this regard, paragraph 24 specifically states that cash flow estimates shall be based on reasonable and supportable assumptions and shall consider all available evidence. We may have further comment upon review of your response.

Response:

The Company’s Georgia Region consists of Progress Ventures’ Effingham, Monroe, Walton and Washington nonregulated generation plants. The Company’s strategy has been to operate the four plants as a Georgia system by offering full requirements contracts served by the system, instead of plant specific tolling agreements. Under these full requirements contracts, Progress Ventures dispatches a fleet of generation resources to meet the real-time load demand of the counterparties. The business currently operates and schedules energy consistent with this strategy.

Consideration of the Probability of Executing the Georgia Power Proposals in the 2005 and 2006 Goodwill Impairment Tests

We acknowledge the Staff’s reference to paragraph 24 of SFAS No. 142, specifically that “cash flow estimates shall be based on reasonable and supportable assumptions and shall consider all available evidence.” Paragraph 24 also states, “The weight given to the evidence shall be commensurate with the extent to which the evidence can be verified objectively.” As discussed below, the Company confirms to the Staff that management appropriately considered all pertinent evidence, including the likelihood and impact of winning and executing the Georgia Power bids, during the preparation of the August and November 2005 goodwill impairment tests.

In July 2005, Georgia Power issued a request for proposal seeking bids from regional electricity generation resources for approximately 1,200 MW beginning June 1, 2009. On September 15, 2005, the Company submitted three independent proposals to toll certain Georgia Region facilities.

In summary, the Company believed the chances of winning the Georgia Power proposals were so low that it concluded no weight should be given to the bids. Throughout the third and fourth quarters of 2005, management assessed the likelihood of Progress Ventures’ bids being selected as the winning bids as remote, based on the following evidence.

First, utilities in the southeastern United States such as Georgia Power have a history of either self-building in their service territories to optimize their portfolios, or purchasing electricity from affiliates at the affiliate’s self-build prices. As was the case with this Georgia Power request for proposal, utilities are often required by regulators to engage in a formal competitive bid process prior to building new generation assets or entering into long-term power purchase agreements. In a previous request for proposal in 2001, Georgia Power had selected Southern Power, its unregulated affiliate company, as a winning bidder.

Second, there was substantial competition in the bid process. Progress Ventures was one of 10 companies that submitted a total of 26 bids, with over 8,000 total MW of capacity bid. The bids had varying terms of 7, 15, and 30 years from various types of generation resources. Progress Ventures also considered its prior history with Georgia Power. Progress Ventures had submitted prior bids to Georgia Power in 2001 and 2003, both of which were unsuccessful.

Finally, the Company did not learn that it had made the short list of bids still under consideration until January 7, 2006. Progress Ventures’ previous experience has been that the probability of winning a competitive bid proposal is very low until the bids make the short list. On January 12, 2006, the Company was informed that its three 15-year proposals were the winning bids, subject to successful contract negotiations and regulatory approval. At any time prior to the execution of the tolling agreements, either party could have terminated negotiations. The Company’s senior management did not give final approval to execute the tolling agreements until March 2006. The approval of the Georgia Public Service Commission is pending.

Therefore, at September 30, 2005, and December 31, 2005, based on the collective evidence available at the time, management determined that the probability of winning any of the Georgia Power bids was remote. Based on that assessment, no weight was placed on a proposed tolling scenario with Georgia Power in the third or fourth quarter 2005 Step 1 impairment tests. The Company believes the methodology used in 2005 was reasonable and appropriate.

The notification by Georgia Power that the Company’s bids were on the short list, and then were designated as the winning bids, significantly increased the probability of executing the proposed tolling contracts. Therefore, management determined that the selection of the bids by Georgia Power in January 2006 was an event requiring another interim impairment test under SFAS No. 142.

Discussion of the Estimated Cash Flows Used in the 2005 and 2006 Interim Goodwill Impairment Tests

Progress Ventures used expected spot market prices to estimate the future cash flows of the Georgia Region plants for the 2005 and 2006 goodwill impairment tests. These expected spot market prices were developed by the Company’s Enterprise Risk Management group, which provides independent estimates of forward prices for various commodities utilized in the Company’s risk management processes. A discussion of the differences between expected spot market prices and forward tolling prices is included below.

Because they are two fundamentally different markets, it is not appropriate to compare expected spot market prices and forward tolling prices for electricity and infer that the tolling prices are below market. Expected spot market prices are the prices that are expected to prevail at the time electricity is sold in the hourly cash market in the future. Expected spot market prices are uncertain with wide possible fluctuations from period to period. Conversely, a tolling agreement is similar to an operating lease of an asset that provides a stable cash flow stream for operating a power plant on behalf of a customer. Nominal cash flows from tolling agreements would generally be expected to be lower than cash flows from sales into the spot market. The Company was willing to consider lower nominal cash flows in exchange for more certainty.

If ultimately approved, the tolling agreements would begin on June 1, 2009 and continue through 2024. The tolling agreements meet the criteria of a lease under EITF 01-8, and are expected to be classified as operating leases under SFAS No. 13.

1.B. Explain in detail, including all assumptions used, how you calculated the terminal values used in your August and November 2005 impairment tests. In this regard, it is our understanding that terminal values should be based in part on a stable growth rate. Therefore, please explain to us why the terminal values materially changed from August 2005 to November 2005. We understand that predicting future cash flows beyond a certain period of time is complex and involves both macroeconomic and company specific risks, although the terminal value in part hopes to mitigate these factors by employing a certain standard methodology beyond a certain point in time.

Response:

We confirm to the Staff that the Company used the same methodology to compute the terminal values in the August and November 2005 goodwill impairment tests. Specifically, a long-term growth rate for net cash flows (2.5% for plants and 0% for contracts) and an average capitalization rate of 6.6% were used in both tests. The primary cause of the decrease in terminal value from the August test to the November test was assumed increased major maintenance charges resulting from an increase in the number of expected plant starts, driven by changes in forecasted commodity prices.

The number of expected future plant starts increased between the August and November tests primarily due to higher commodity prices in the fourth quarter of 2005. The Company develops its long-term forecasts of commodity prices based on observable market data. Between the August and November 2005 tests, Hurricane Katrina caused higher forward gas and electricity prices through 2010, and increased price volatility through 2015. The cumulative impact of the commodity price volatility improved the implied forward market heat rate and resulted in a significant increase in expected combustion turbine starts. The more often the plants are run, the greater the frequency and cost of major maintenance charges. As a result, additional major maintenance charges of approximately $6 million were factored into the November 2005 terminal value calculation, which when divided by the 6.6% capitalization rate primarily contributed to a decrease in undiscounted terminal value cash flows of approximately $100 million ($1.478 billion at August 31 vs. $1.377 billion at November 30), or approximately 7%. On a discounted basis, the sum of the 2015 terminal year and the terminal value decreased by approximately $43 million ($707 million at August 31 vs. $664 million at November 30), or approximately 6%.

1.C. Explain in detail how you concluded that a 39% increase in free cash flows with respect to the August 2005 impairment test was appropriate in 2015 when compared to 2014 given your historical growth factors. Also, please explain if the 2015 free cash flow number of $91,018,864 was used to calculate the terminal value.

Response:

The primary reason for the 39% increase in free cash flows between 2014 and 2015 in the August 2005 goodwill impairment test is approximately $14 million of projected major maintenance costs for overhauls in 2014. Similar levels of expenditures were not projected in 2015. Expenditures for major maintenance are not evenly distributed between years, but are typically concentrated in given years in order to efficiently procure materials, utilize labor and minimize the time the affected unit is offline. As discussed in 1.B. above, normalized major maintenance expenditures were included in the terminal period cash flows. In addition, gross margins were projected to increase by approximately $5 million or 3.7% from 2014 to 2015.

The 2015 free cash flow of approximately $91 million in the August 2005 goodwill impairment test was the basis for the calculation of terminal value. In accordance with customary valuation practices, the 2015 free cash flow was adjusted to normalize the terminal year’s discrete cash flow so as to represent the expected annual cash flows into perpetuity. The resulting cash flows for the normalized terminal value year were approximately $90 million, which when factored into the terminal value calculation resulted in an undiscounted terminal value of $1.478 billion at August 31, 2005.

As discussed in 1.B. above, the Company used the same methodology to compute the terminal values in the August and November 2005 goodwill impairment tests.

1.D. Please provide to us your calculation used to support your WACC of 8.5%.

Response:

Progress Ventures’ business strategy anticipates that the Georgia Region’s capacity will be at least 75% contracted, with the remaining uncontracted capacity sold into the spot market. The 8.5% WACC applied to the forecasted and terminal cash flows in the 2005 goodwill impairment tests was a blended cost of capital consistent with this strategy. The Company’s internal WACC guidelines are prepared and re-evaluated annually by its internal valuation specialists. These guidelines are periodically benchmarked against industry peer groups and validated for reasonableness through discussions with third-party financial markets experts.

The Company’s internal WACC guidelines for Progress Ventures for 2005 ranged from approximately 7% for contracted periods to approximately 12% for uncontracted periods. Based on its internal review and discussions with third-party financial markets experts in 2005, the Company concluded the 8.5% WACC used in the 2005 impairment tests was reasonable.

1.E. Provide to us your free cash flow impairment test performed in January 2006, and explain in detail any material differences in the assumptions or free cash flows when compared to the prior two tests that were provided to us.

Response:

There are three significant differences between the November 2005 and the final January 2006 tests:

•	Inclusion of the proposed Georgia Power tolling agreements with a weighting of 80%;
•	An assumed step-down in tax basis for certain assets based on the final results of the Step 2 pro-forma purchase price allocation; and
•	A change in the average WACC from 8.5% to approximately 11.5%.

Upon determining that a January 2006 interim goodwill impairment test was necessary, the Company prepared an estimate of the fair value of the Georgia Region for Step 1 of the interim impairment test using a weighted-average of scenarios with and without the proposed Georgia Power tolling contracts. Based on the fact that Progress Ventures had been notified that its bids were on the short list and later that it was selected for exclusive negotiations, and given Georgia Power’s disclosed desire to close a deal quickly, a probability of 80% was assigned to the tolling scenarios. The inclusion of the Georgia Power tolling scenarios in the preliminary Step 1 test in January 2006 resulted in an excess of carrying value over fair value. If the tolling bids had not been selected by Georgia Power, a preliminary Step 1 test would have passed. In the Company’s opinion, the impact of the Georgia Power tolls is clearly a 2006 event.

Based on the results of the preliminary January Step 1 test, in February 2006 the Company engaged a third-party valuation specialist to prepare a pro-forma purchase price allocation for certain assets and liabilities of the Georgia Region reporting unit for Step 2 of the interim impairment test. By its very nature, the preparation of a Step 2 test includes analyses not required as part of a Step 1 test. The specialist’s valuation procedures were completed in May 2006 and indicated that the fair value of certain Georgia Region assets were below carrying value. Based on those results, the Company subsequently revised its fair value estimates to assume a step-down in tax basis for those certain assets. The step-down in tax basis resulted in lower amounts of future tax deductions from depreciation and amortization from a buyer’s perspective, which in turn resulted in lower future cash flows from tax benefits and a reduction in the fair value of the reporting unit.

Finally, in the final January test, the Company used an average WACC of approximately 11.5% for the terminal period (vs. the WACC of 8.5% used in the August and November 2005 tests). The selection of an appropriate WACC for contracted and uncontracted periods is a matter of professional judgment. Due to normal differences in judgment, it is customary valuation practice to select a single or blended WACC from a range of reasonable values. The Company’s internal WACC guidelines for Progress Ventures for 2005 ranged from approximately 7% for contracted periods to approximately 12% for uncontracted periods. Based on its internal review and discussions with third-party financial markets experts in 2005, the Company concluded the 8.5% WACC used in the 2005 impairment tests was reasonable.

For the final January 2006 test, an average WACC of approximately 11.5% was used based on two factors: the review of implied EBITDA multiples and the WACC used by the third-party valuation specialist in the January 2006 Step 2 procedures.

As a reasonableness check, during the preparation of each of its August and November 2005 and January 2006 goodwill impairment tests, the Company reviewed the average implied EBITDA multiples from its Step 1 fair values to validate that its WACC assumptions and the final indicated fair values of the reporting unit were reasonable. For the August and November 2005 tests, the Company consulted with valuation specialists and concluded that the average implied EBITDA multiples supported its indicated fair values and its conclusion that the 8.5% WACC used in 2005 was reasonable.

After completion of the preliminary January 2006 test, the average implied EBITDA multiples did not seem reasonable when compared to available industry EBITDA multiples data. Management concluded that its fair value estimate should be adjusted to bring the average implied EBITDA multiples to within a reasonable range of values. The final average WACC of approximately 11.5% brought the average implied EBITDA multiples to within a reasonable range based on the available industry data.

In addition, the final average 11.5% WACC approximated the WACC independently developed by the third-party valuation specialist and used in its own independent valuations for Step 2 purposes. The Company consulted with valuation specialists on the WACC revision, all of whom indicated that the revised assumption was reasonable and supportable based on current valuation practices in the industry.

The Company continues to believe that all its assumptions used in the 2005 and 2006 goodwill impairment tests are reasonable and supportable based on the information available at those times. The Company performed a sensitivity analysis on the August and November 2005 goodwill impairment tests in connection with the preparation of this response. If the average 11.5% WACC used in the January 2006 Step 2 impairment test were applied to a Step 2 test for the August and November 2005 models, no impairment would have resulted.

1.F. Please provide the exhibits to schedule three. In this regard, we did not see such exhibits in the FOIA request submission that was provided to us.

Response:

We have provided the requested exhibits under a separate confidential treatment request dated September 22, 2006.

1.G. We note from your schedule three analysis that the Jackson contract was in an unfavorable position in January 2006. Please summarize the terms of the contract and the specific reasons regarding why the contact turned unfavorable in a relatively short period of time from December 31, 2005. Lastly, please describe to us what impairment testing was performed under SFAS no. 142 with respect to the Jackson Contract, if any.

Response:

The Jackson contract was in an unfavorable position in the third and fourth quarters of 2005 due to the fact that the contractual terms were significantly below prevailing market rates. This unfavorability was appropriately included as a reduction of the Georgia Region’s fair value in the August and November 2005 and January 2006 goodwill impairment tests.

The Jackson contract is a finite-lived intangible asset and, in accordance with paragraph 15 of SFAS No. 142, is reviewed for impairment under the provisions of SFAS No. 144. In accordance with paragraph 29 of SFAS No. 142, in conjunction with the goodwill impairment tests, the Company also performed Step 1 of the SFAS No. 144 long-lived asset impairment test, which indicated the long-lived assets of the Georgia Region (which includes the Jackson contract) were not impaired.

The Company confirms it will include expanded disclosure of its Jackson and GEC contracts within MD&A in its future filings.

1.H. Please confirm that your auditor’s national accounting office concurred with your impairment testing approach, in particular with respect to question A discussed above.

Response:

The Company’s practice is to notify D&T whenever management concludes that an interim goodwill impairment test is necessary. The Company consulted with D&T throughout the 2005 and 2006 goodwill impairment testing processes. The 2005 and 2006 goodwill impairment tests were reviewed by D&T’s local engagement team and its utility industry valuation specialists. In addition, the methodology for computing the expected spot market prices used in the 2005 and 2006 tests was reviewed by D&T’s quantitative modeling specialists. Based on D&T’s review of the Company’s methodologies and the audit procedures D&T performed, D&T concurred with the Company’s 2005 and 2006 impairment testing approach.

* * * * * * * * * * * * *

The Company will send a copy of this response to you and to Mr. Robert Babula by overnight delivery. Please direct any further questions or comments you may have regarding this filing to David Fountain at (919) 546-6164.

Sincerely,

                              /s/ Jeffrey M. Stone
Jeffrey M. Stone
Chief Accounting Officer & Controller
Progress Energy, Inc.

Enclosures
cc:           Mr. Robert B. McGehee
Mr. Peter M. Scott III
John R. McArthur, Esq.
Frank A. Schiller, Esq.